

September 28, 2011

Via E-mail
Mr. Lingbo Chi
Chief Executive Officer
China America Holdings, Inc.
Xi Lv Biao Industrial Park, Longdu Street
Zhucheng City, Shangdong Province, China 262200

> **Re:** **China America Holdings, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed September 13, 2011**
> **Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-53874**

Dear Mr. Chi:

We have reviewed your filing and have the following comments.

Amendment No. 2 to Current Report on Form 8-K Filed September 13, 2011

General

1. We note the requested acknowledgements provided by counsel on behalf of the registrant at the end of counsel's response letter dated September 12, 2011. Please note that we must receive these acknowledgements in a document signed on behalf of the registrant by a duly authorized officer of the registrant. Please provide such acknowledgements with your next response letter (If you prefer, they can be in a signed attachment to counsel's response letter). Also, in your next response letter, please tell us the page numbers where we can find your revised disclosure.

Item 2.01 – Completion of Acquisition or Disposition of Assets, page 1

The Share Exchange Agreement and Related Transactions, page 1

2. We note your response to comment 17 of our letter dated August 3, 2011. Please revise your disclosure to disclose when you plan to seek approval from your shareholders to amend your articles of incorporation to effectuate the reverse stock split.

3. We note your response to comment 21 of our letter dated August 3, 2011. We also note that the date on page 1 of the option agreement is not completed. Please file a fully dated copy of the option agreement.

4.  We note your response to the second bullet point in comment 25 of our letter dated August 3, 2011.  To help us to understand the basis for your conclusion that China Direct Investment is not a promoter, please provide us with more support for this conclusion.  Please provide us with a detailed analysis that addresses both prongs of the "promoter" definition in Rule 405 of the Securities Act of 1933, as amended.

5.  We note your response to the third bullet point in comment 25 of our letter dated August 3, 2011.  Please revise your disclosure to briefly describe the material terms of the Glodenstone Note, including when loan payment proceeds are due to you.

Risk Factors, page 15

Risks related to doing business in China, page 19

6.  We note your response to comment 33 of our letter dated August 3, 2011, and your disclosures regarding the restrictions relating to the conversion of currencies and distribution of dividends in China.  In future annual filings, to the extent applicable, please provide "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 22

7.  We note your response to comment 40 of our letter dated August 3, 2011, as well as your revised disclosure.  For Mr. Chi, your revised tabular disclosure appears to omit his options to purchase 51,293,666 shares.  Please revise the table accordingly.

Item 9.01 Financial Statements and Exhibits, page 31

8.  We note your response to comment 44 of our letter dated August 3, 2011.  Please note that your bylaws do not appear to be filed with the registration statement on Form SB-2 filed on December 3, 1999.  Please file your bylaws as an exhibit.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2011

General

9.  We note your responses to comments one through seven of our letter dated August 3, 2011.  It appears based on the information you have provided and the risk factor added to your disclosures, a material weakness may exist in your internal control over financial reporting.  Absent further information or significant changes to your internal level of U.S. GAAP expertise, we believe you should carefully consider your level of US GAAP expertise when performing your assessment of internal control over financial reporting.

10. Please revise future filings to disclose revenue by product line as required by FASB ASC 280-10-50-40.

Item 1. Financial Statements, page 1

Note 2 – Summary of Significant Accounting Policies, page 6

Cash and Equivalents, page 6

11. Please tell us, and revise future annual and quarterly filings to disclose, the amount of cash and cash equivalents as of each balance sheet date based on the jurisdiction where it is deposited. Please tell us, and clarify in future filings, if cash and cash equivalents of the parent company are held in US banks and denominated in US dollars.

Note 17 – Shareholders' Equity, page 13

12. We note your response to comment 15 of our letter dated August 3, 2011. Please clarify the effective date of the increase in the number of your authorized shares such that the convertible promissory notes issued to BAW and China Direct Investments automatically converted into common stock. To the extent that the convertible promissory notes issued to BAW and China Direct Investments automatically converted into common stock, please tell us where the increase in common shares are shown on your consolidated statements of changes in equity at June 30, 2011.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

13. In future interim and annual filings, please revise your discussion of the results of operations to:

- Quantify how much of the increase in revenue from period-to-period was due to volume versus sales price;

- Address the main cost drivers affecting your cost of revenue, including how these costs have impacted your gross profit for the periods presented, and management's expectation of how these costs will impact future results. Your disclosure should include a discussion of your significant raw materials and the extent to which your results of operations have been impacted by changes in the price of these raw materials;

- Quantify the reasons you have identified for the significant changes in your operating expenses from period-to-period;

- Discuss and quantify the reasons for the fluctuations in interest income and interest expense between the comparable periods; and

- Also discuss the reasons of any significant differences between your effective tax rate and your statutory tax rate.

Liquidity and Capital Resources, page 18

14. Please revise future annual and quarterly filings to disclose the information you provided, in response to comment 38 of our letter dated August 3, 2011, regarding restrictions on your ability to make dividend payments and transfer other funds outside of China.

15. Please revise future annual and interim filings, to discuss the significant provisions of your loans payable, including whether you are subject to any covenants.

16. At June 30, 2011, we note that you have construction-in-progress of $5,745,047. Please revise future annual and interim filings to provide a comprehensive discussion of your construction-in-process, including but not limited to, the purpose of the capital project, the total estimated cost, how much you expected to spend during 2011, and the estimated completion date.

Exhibit 32.1

17. We note that Shaoyin Wang is identified in the first paragraph of the 906 certification as your chief executive officer, president and chief financial officer. However, your current chief executive officer, Lingbo Chi, and your current chief financial officer, Ping Wang, have signed the certification. Please file a full amendment to your quarterly report to provide a properly executed certification that refers to your current executive officers. Please ensure that all the certifications filed with the amendment refer to your amended quarterly report.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Kevin Stertzel, Senior Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on engineering matters.  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

Cc:     Via E-Mail
        James M. Schneider, Esq.
        Schneider Weinberger LLP